UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AB PRIVATE CREDIT INVESTORS CORPORATION

(Name of Subject Fund (Issuer))

AB PRIVATE CREDIT INVESTORS CORPORATION

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

J. Brent Humphries

Chairman and Chief Executive Officer

AB Private Credit Investors Corporation

405 Colorado Street, Suite 1500

Austin, TX 78701

Tel: (512) 721-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kenneth E. Young, Esq.

Paul Stevens, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-4000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by AB Private Credit Investors Corporation, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (“AB PCIC” or the “Fund”), to purchase for cash up to 1,971,887 shares of its common stock, par value $0.01 per share (the “Shares”), which represents 2.5% of the weighted average of the number of Shares outstanding during the three-month period ended June 30, 2026, which is 78,875,500, at a price per Share equal to its net asset value per Share as of September 30, 2026, on the terms and conditions set out in the Offer to Purchase, dated August 28, 2026 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Notice of Intent to Tender (the “Notice of Intent,” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Notice of Intent, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)

Name and Address. The name of the issuer is AB Private Credit Investors Corporation. The address and telephone number of the issuer’s principal executive offices are: 405 Colorado Street, Suite 1500, Austin, TX 78701 and (512) 721-2900.

(b)	Securities. The subject securities are AB PCIC’s shares of common stock, par value $0.01 per share. As of August 28, 2026, there were 81,021,751 Shares issued and outstanding.

(c)	Trading Market and Price. The Shares are not currently traded on an established trading market.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)

Name and Address. The filing person and subject company to which this Schedule TO relates is AB Private Credit Investors Corporation. The address and telephone number of AB PCIC is set forth under Item 2(a) above. The names of the directors and executive officers of AB PCIC are as set forth in the Offer to Purchase under the heading “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of AB PCIC are: c/o AB Private Credit Investors Corporation, 405 Colorado Street, Suite 1500, Austin, TX 78701 and (512) 721-2900.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)

Material Terms. The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Section 1—Number of Shares; Purchase Price; Cutbacks,” “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” “Section 3—Procedures for Tendering Shares,” “Section 4—Withdrawal Rights,” “Section 5—Purchase of Shares and Payment of Purchase Price,” “Section 6—Conditions of the Offer,” “Section 8—Source and Amount of Funds,” “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” “Section 13—Material U.S. Federal Income Tax Consequences,” and “Section 14—Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of the remaining security holders of the Fund as a result of this transaction.

(b)

Purchases. None of our directors, executive officers or, to our knowledge, any of our affiliates intend to tender any Shares in the Offer. Therefore, the Offer will increase the proportional holdings of our affiliates.

See “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” of the Offer to Purchase.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)

Agreements Involving the Subject Fund’s Securities. Information regarding agreements involving AB PCIC’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares.” Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund and any other person with respect to the Fund’s securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)

Purposes. Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”

(b)

Use of Securities Acquired. Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals.”

(c)

Plans. Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” “Section 7—Price Range of Shares; Distributions,” and “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares.”

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 8—Source and Amount of Funds.”

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)

Securities Ownership. The information under the heading “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b)

Securities Transactions. The information under the heading “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. The information under the headings “Summary Term Sheet” and “Section 15—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)

Financial Information. (1) Reference is made to the audited financial statements of the Fund for the fiscal years ended December 31, 2025 and December 31, 2024, respectively, which were prepared by the Fund and were filed with the Securities and Exchange Commission (“SEC”) on March 26, 2026 and March 31, 2025, respectively. Such financial statements are incorporated herein by reference in their entirety.

(2) Reference is made to the unaudited balance sheets, comparative year-to-date statements of comprehensive income and related earnings per share data and statements of cash flows included in the Fund’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2026, which was prepared by the Fund and filed with the SEC on August 14, 2026. Such financial statements are incorporated herein by reference in their entirety.

(3) Not applicable.

(4) Net asset value per Share of $9.15 on June 30, 2026.

(b)	Pro Forma Financial Information. The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information under the heading “Section 10—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Fund will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(2)	The information under the heading “Section 12—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)

Other Material Information. The information set forth in the Offer to Purchase and the Notice of Intent, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Fund will amend this Schedule TO to include documents that the Fund may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated August 28, 2026.

(a)(1)(B)	Notice of Intent to Tender.

(a)(1)(C)	Notice of Withdrawal of Tender.

(a)(1)(D)	Form of Promissory Note.

(a)(5)(A)	Form of Notice to be Published in Barron’s.

(a)(5)(B)	Form of Letter to Stockholders who are clients of Bernstein in connection with the Fund’s acceptance of tenders of Shares.

(a)(5)(C)	Form of Letter to Stockholders who are clients of Bernstein in connection with the Fund’s calculation of net asset value as of September 30, 2026.

(b)(1)	Revolving Credit Agreement, dated as of June 14, 2019, by and among AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P. (“AB PEI 2019”), as initial borrower, AB-Abbott Private Equity Investors G.P. L.P. (“AB PEI GP”) as initial general partner, the banks and financial institutions from time to time party thereto as lenders and HSBC Bank USA, National Association (“HSBC”) as the administrative agent for the secured parties (as amended, restated, supplemented or otherwise modified from time to time) (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K (File No. 814-01196) filed on July 14, 2021), as amended by that certain Sixth Amendment to Revolving Credit Agreement, dated as of June 10, 2022, by and among AB PEI 2019, AB-Abbott Private Equity Investors 2020 (Delaware) Fund L.P. (“AB PEI 2020”), AB-Abbott Private Equity Solutions 2021 (Delaware) Fund L.P. (“AB PES 2021”), AB Private Credit Investors Middle Market Direct Lending Fund, L.P. (“AB MMDLF”), the Fund and AB-Abbott Private Equity Solutions 2022 (Delaware) Fund L.P. (“AB PES 2022”), as borrowers, AB PEI GP, AB-Abbott Private Equity Investors 2020 G.P. L.P. (“AB PEI 2020 GP LP”), AB-Abbott Private Equity Solutions 2021 G.P. L.P. (“AB PES 2021 GP LP”), AB Private Credit Investors Middle Market Direct Lending G.P. L.P. (“AB MMDLF GP LP”) and AB-Abbott Private Equity Solutions 2022 G.P. L.P. (“AB PES 2022 GP LP”), as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01196) filed on June 14, 2022), as further amended by that certain Seventh Amendment to Revolving Credit Agreement, dated as of November 10, 2022, by and among AB PEI 2019, AB PEI 2020, AB PES 2021, AB MMDLF, the Fund and AB PES 2022, as borrowers, AB PEI GP, AB PEI 2020 GP LP, AB PES 2021 GP LP, AB MMDLF GP LP and AB PES 2022 GP LP, as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01196) filed on November 16, 2022), as further amended by that certain Ninth Amendment to Revolving Credit Agreement, dated as of June 9, 2023, by and among AB PEI 2019, AB PEI 2020, AB PES 2021, AB MMDLF, the Fund, AB PES 2022 and AB-Abbott Private Equity Solutions 2023 (Delaware) Fund L.P. (“AB PES 2023”), as borrowers, AB PEI GP, AB PEI 2020 GP LP, AB PES 2021 GP LP, AB MMDLF GP LP, AB PES 2022 GP LP and AB-Abbott Private Equity Solutions 2023 G.P. L.P. (“AB PES 2023 GP LP”), as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01196) filed on June 13, 2023), as further amended by that certain Tenth Amendment to Revolving Credit Agreement, dated as of November 15, 2023, by and among AB PEI 2019, AB PEI 2020, AB PES 2021, AB MMDLF, the Fund, AB PES 2022 and AB PES 2023, as borrowers, AB PEI GP, AB PEI 2020 GP LP, AB PES 2021 GP LP, AB MMDLF GP LP, AB PES 2022 GP LP and AB PES 2023 GP LP, as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01196) filed on November 17, 2023), as further amended by that certain Twelfth Amendment to Revolving Credit Agreement, dated as of June 6, 2024, by and among AB PEI 2019, AB PEI 2020, AB PES 2021, AB MMDLF, the Fund, AB PES 2022, AB PES 2023 and AB-Abbott Private Equity Solutions 2024 (Delaware) Fund L.P. (“AB PES 2024”), as borrowers, AB PEI GP, AB PEI 2020 GP LP, AB PES 2021 GP LP, AB MMDLF GP LP, AB PES 2022 GP LP, AB PES 2023 GP LP and AB-Abbott Private Equity Solutions 2024 G.P. L.P. (“AB PES 2024 GP LP”), as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01196) filed on June 10, 2024), as further amended by that certain Lender Joinder and Thirteenth Amendment to Revolving Credit Agreement, dated as of August 30, 2024, by and among AB PEI 2019, AB PEI 2020, AB PES 2021, AB MMDLF, the Fund, AB PES 2022, AB PES 2023 and AB PES 2024, as borrowers, AB PEI GP, AB PEI 2020 GP LP, AB PES 2021 GP LP, AB MMDLF GP LP, AB PES 2022 GP LP, AB PES 2023 GP LP and AB PES 2024 GP LP, as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01196) filed on September 6, 2024), as further amended by that certain Fourteenth Amendment to Revolving Credit Agreement, dated as of November 15, 2024, by and among AB PEI 2019, AB PEI 2020, AB PES 2021, AB MMDLF, the Fund, AB PES 2022, AB PES 2023 and AB PES 2024, as borrowers, AB PEI GP, AB PEI 2020 GP LP, AB PES 2021 GP LP, AB MMDLF GP LP, AB PES 2022 GP LP, AB PES 2023 GP LP and AB PES 2024 GP LP, as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01196) filed on November 19, 2024), as further amended by that certain Fifteenth Amendment to Revolving Credit Agreement, dated as of February 14, 2025, by and among AB PEI 2019, AB PEI 2020, AB PES 2021, AB MMDLF, the Fund, AB PES 2022, AB PES 2023 and AB PES 2024, as borrowers, AB PEI GP, AB PEI 2020 GP LP, AB PES 2021 GP LP, AB MMDLF GP LP, AB PES 2022 GP LP, AB PES 2023 GP LP and AB PES 2024 GP LP, as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01196) filed on February 18, 2025), as further amended by that certain Sixteenth Amendment to Revolving Credit Agreement, dated as of May 6, 2025, by and among AB PEI 2019, AB PEI 2020, AB PES 2021, AB MMDLF, the Fund, AB PES 2022, AB PES 2023, AB PES 2024 and AB-Abbott Private Equity Solutions 2025 (Delaware) Fund L.P. (“AB PES 2025”), as borrowers, AB PEI GP, AB PEI 2020 GP LP, AB PES 2021

GP LP, AB MMDLF GP LP, AB PES 2022 GP LP, AB PES 2023 GP LP, AB PES 2024 GP LP and AB-Abbott Private Equity Solutions 2025 G.P. L.P. (“AB PES 2025 GP LP”), as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01196) filed on May 14, 2025), as further amended by that certain Fund Group Facility Sublimit Adjustment Letter, dated as of October 24, 2025, by and among AB PEI 2019, AB PEI 2020, AB PES 2021, AB MMDLF, the Fund, AB PES 2022, AB PES 2023 and AB PES 2024, as further amended by that certain Borrower Joinder, Lender Joinder and Seventeenth Amendment to Revolving Credit Agreement, dated as of December 8, 2025, by and among AB PEI 2019, AB PEI 2020, AB PES 2021, AB MMDLF, the Fund, AB PES 2022, AB PES 2023, AB PES 2024, AB PES 2025 and AB Private Credit Investors Middle Market Direct Lending Fund II, L.P (“AB PCI MMDL II”), as borrowers, AB PEI GP, AB PEI 2020 GP LP, AB PES 2021 GP LP, AB MMDLF GP LP, AB PES 2022 GP LP, AB PES 2023 GP LP, AB PES 2024 GP LP, AB PES 2025 GP LP and AB Private Credit Investors Middle Market Direct Lending G.P. L.P (“AB PCI MMDL GP LP”), as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01196) filed on December 12, 2025), as further amended by that certain Eighteen Amendment to Revolving Credit Agreement, dated as of March 23, 2026, by and among AB PEI 2019, AB PEI 2020, AB PES 2021, AB MMDLF, the Fund, AB PES 2022, AB PES 2023, AB PES 2024, AB PES 2025, AB PCI MMDL II and AB-Abbott Private Equity Solutions 2026 (Delaware) Fund L.P. – Venture & Growth Equity Series (“AB PES 2026 – Venture”), as borrowers, AB PEI GP, AB PEI 2020 GP LP, AB PES 2021 GP LP, AB MMDLF GP LP, AB PES 2022 GP LP, AB PES 2023 GP LP, AB PES 2024 GP LP, AB PES 2025 GP LP, AB PCI MMDL GP LP and AB-Abbott Private Equity Solutions 2026 G.P. L.P. (“AB PES 2026 GP”) as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01196) filed on March 27, 2026) and as further amended by that certain Nineteenth Amendment to Revolving Credit Agreement, dated as of April 22, 2026, by and among AB PEI 2019, AB PEI 2020, AB PES 2021, AB MMDLF, the Fund, AB PES 2022, AB PES 2023, AB PES 2024, AB PES 2025, AB PCI MMDL II, AB PES 2026 – Venture and AB-Abbott Private Equity Solutions 2026 (Delaware) Fund L.P. – Diversified Series (“AB PES 2026 – Diversified”), as borrowers, AB PEI GP, AB PEI 2020 GP LP, AB PES 2021 GP LP, AB MMDLF GP LP, AB PES 2022 GP LP, AB PES 2023 GP LP, AB PES 2024 GP LP, AB PES 2025 GP LP, AB PCI MMDL GP LP and AB-Abbott Private Equity Solutions 2026 G.P. L.P. (“AB PES 2026 GP”) as general partners, the banks and financial institutions from time to time party thereto as lenders and HSBC as the administrative agent for the secured parties and a lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K (File No. 814-01196) filed on April 27, 2026).
107	Calculation of Filing Fees Table.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2026

AB PRIVATE CREDIT INVESTORS CORPORATION
By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Secretary